Unified Social Credit Code: 914403003427480000	Business License

Name: Wunong Technology (Shenzhen) Co., ltd Character of Business: Limited liability company Legal Representative: Changbin Xia

Registration Date: June 16, 2015

Address: B401, 4th Floor Building 12, Hangcheng Street, Hourui No. 2 Industrial District, Southern Section,

Zhichuang Juzhen Double Creative Park,

Bao’an District, Shenzhen, PRC

Notices:

1.	The principal scope of business is determined by the articles of the company. Any products and services specified in the scope of business, which require examination and approval as stipulated by laws and regulations, cannot be engaged until all required approval documents have been granted.

2.	For information inquiry on the company, with respect to its principal scope of business, annual information and other regulatory information, please visit the commercial subject credit information platform provided by the Market Supervision Administration Bureau of Shenzhen Municipality or scan the QR Code.	Registration Authority Market and Quality Supervision Commission of Shenzhen Municipality March 27, 2019

3.	The company shall present the annual inspection report to registration authority between January 1 and June 30 each year, and the result shall be published for public review in accordance with the Interim Regulations on Enterprise Credit Information Publicity

Website of Enterprise Credit Information Publicity System: http://www.gsxt.gov.cn Supervised by State Administration for Industry and Commerce of the People’s Republic of China

I confirm the above translation is an accurate translation of the original document.

Translator: Xie Fobin Tel: 15665773635 Certificate No.: EVIII 1310066692

Company: Wenzhou Wanteng Translation Service Co., Ltd.

Address: 115-Yanhe North Road, Lupu, Longgang Town, Cangnan County, Wenzhou City, Zhejiang Province

Date of translation: September 24, 2019